

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2020

<u>Via E-mail</u>
Frederick W. Driscoll
Interim Chief Financial Officer
Conformis, Inc.
600 Technology Park Drive
Billerica, MA 01821

     Re: **Conformis, Inc.**
Form 10-Q for the quarterly period ended September 30, 2019
Exhibit No. 10.3 - Asset Purchase Agreement, dated as of September 30, 2019, by and between Howmedica Osteonics Corp. and Conformis, Inc.
Exhibit 10.4 - Distribution Agreement, dated as of September 30, 2019, by and between Howmedica Osteonics Corp. and Conformis, Inc.
Exhibit 10.5 - License Agreement, dated as of September 30, 2019, by and between Howmedica Osteonics Corp. and Conformis, Inc.
Exhibit 10.6 - Development Agreement, dated as of September 30, 2019, by and between Howmedica Osteonics Corp. and Conformis, Inc.
Exhibit 10.7 - First Amendment to Asset Purchase Agreement, dated as of October 23, 2019, by and between Howmedica Osteonics Corp. and Conformis, Inc.
Filed November 1, 2019
File No. 001-37474

Dear Mr. Driscoll:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance